FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APRIVAL
OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . 1.0
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Name and Address of Reporting Person* Churchill, Bradley T. 146 Tuscarora Way N.W. Calgary, Alberta T3L 2H1	2. Issuer Name and Ticker or Trading Symbol NoMatterWare, Inc.	4. Statement for (Month/Year) December 2001	6. Relationship of Reporting Person to Issuer (Check all appropriate) Director ___X___10% Owner Officer (Give title below) Other (Specify below)
	3. Social Security Number	5. If Amendment, Date of Original (Month/Year)

TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned.

1. Title of Security (Instr.3)	2. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	12/06/01	S	54,780	D	*
Common Stock	12/06/01	J	621	A	**	2,423,341	I	These shares are owned by FTCG Enterprises Inc. of which Mr. Churchill is the sole director.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4 (b)(v).	(Over) SEC 2270 (3/91)

TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Benefically Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
* Shares exchanged for real estate purchase

** Company had issued wrong number of shares to FTCG Enterprises Inc. Issued additional shares to compensate.
/s/ Bradley T. Churchill February 14, 2002
Signature of Reporting Person Date

**  Intentional missstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).